SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-34591

NOTIFICATION OF LATE FILING

☒  Form 10-K                 ☐ Form 11-K                  ☐ Form 20-F                   ☐ Form 10-Q              ☐ Form N-SAR                         ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K                                                                          ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                                           ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Cleantech Solutions International, Inc.
Address of principal executive office City, state and zip code	No. 9 Yanyu Middle Road Qianzhou Village, Huishan District, Wuxi City Jiangsu Province, People’s Republic of China

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

On January 3, 2013, the registrant was informed by its independent registered public accounting firm, Sherb & Co., LLP, that it has combined its practice with RBSM LLP (“RBSM”) effective January 1, 2013.  The personnel who were responsible for the registrant’s account prior to January 1, 2013 were no longer responsible for conducting the audit of the registrant’s financial statements.  RBSM has advised the registrant that it was not able to complete its audit in sufficient time to enable the registrant to make a timely filing of its Form 10-K for the year ended December 31, 2012.  As of the date of this filing, the registrant knows of no unresolved issues concerning the financial statements for the year ended December 31, 2012.

A letter from RBSM is enclosed as Exhibit A to this Form 12b-25.

The registrant undertakes the responsibility to file such report no later than 15 days after its original prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Adam Wasserman, Chief Financial Officer	(800)	867-0078, ext. 702
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                         ☒ Yes     ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☒  Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report:

•	Revenues of approximately $57.2 million for 2012, as compared with approximately $55.6 million for 2011.

•
Income from operations of approximately $6.3 million for 2012, as compared with approximately $8.2 million for 2011, which primarily reflects an impairment loss of approximately $2.2 million relating to equipment which is no longer used by the registrant in its business and which is classified as equipment held for sale.

•
Net income of approximately $4.2 million, or $1.65 per share (basic) and $1.58 per share (diluted), for 2012, as compared with net income of approximately $5.8 million, or $2.94 per share (basic) and $2.30 per share (diluted) for 2011.

•	Cash flow from operating activities of approximately $10.6 million for 2012, as compared with approximately $10.4 million for 2011.

•	Cash flow used in investing activities, representing the purchase of property and equipment of approximately $10.7 million in 2012, as compared with approximately $11.1 million in 2011.

•	Cash flow from financing activities of approximately $0.4 million for 2012, as compared with $0.8 million in 2011.

•	Working capital of approximately $7.3 million at December 31, 2012, as compared with approximately $4.3 million at December 31, 2011.

The registrant’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

Cleantech Solutions International, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2013	By: /s/ Adam Wasserman Name: Adam Wasserman Title: Chief Financial Officer

Exhibit A

805 Third Avenue Suite 902 New York, New York 10022 212.868.3669 212.838.2676/Fax www.rbsmllp.com

March 29, 2013

Cleantech Solutions International, Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, People’s Republic of China

Ladies and Gentlemen:

We have read Part III of  SEC Form 12(b) 25 of Cleantech Solutions International, Inc. (the “Company”) dated April 1, 2013, and are in agreement with the statements relating only to RBSM LLP contained therein.  We have no basis to agree or disagree with other statements of the Company contained therein.

Very truly yours, /s/ RBSM LLP

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